The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

David J. Baum	Direct Dial: 202-239-3346	Email: David.Baum@alston.com

June 14, 2024

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Valerie J. Lithotomos

Re:	Kurv ETF Trust (the “Trust” or “Registrant”) Post-Effective Amendment No. 11 to the Trust’s Registration Statement on Form N-1A, filed on March 22, 2024 File Numbers 333-233633, 811-23473

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via video-call (the “Comments”) on May 8, 2024, relating to Post-Effective Amendment No. 11 (“PEA No. 10”) to the Trust’s Registration Statement on Form N-1A filed on March 22, 2024, regarding the Kurv Enhanced Short Maturity ETF (the “Fund”), a series of the Trust. The prospectus (the “Prospectus”) and statement of additional information (“SAI,” and together with the Prospectus, the “Documents”) contained in the Registration Statement will be updated in response to the Staff’s Comments and a revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

General Comments

Comment #1

The Staff provides the following standard comments:

a.	Where a comment is made in one location it is applicable to all similar disclosures appearing elsewhere in the same registration statement.

b.	The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of its disclosures not withstanding any review, comments, action or absence of action by the Staff.

Alston & Bird LLP	www.alston.com

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June 14, 2024

c.	The Staff asks the Registrant to please file the responses to comments on Edgar at least 5 days in advance of the effectiveness.

Response #1

The Registrant acknowledges the Staff’s comments above and will respond as requested.

Prospectus

Cover

Comment #2

Supplementally, please explain what “Enhanced” is referring to in the name of the fund.

Response #2

The Registrant notes that the Fund is considered “enhanced” compared to traditional cash management funds because it has slightly higher maturity/duration and credit risk to generate higher yield.

Summary Section – Fund Fees and Expenses

Comment #3

In the “Fund Fees and Expenses” section, please remove the second sentence of the first paragraph, as this language is not a part of Item 3.

Response #3

The Registrant has deleted the sentence as requested.

Comment #4

Please provide a completed fee table at least 5 days prior to effectiveness.

Response #4

The Registrant has provided a completed fee table below:

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.45%
Distribution and/or Service (12b-1) Fees	NONE
Other Expenses(1)	0.10%
Total Annual Fund Operating Expenses	0.55%
Fee Waiver(2)	(0.20%)
Total Annual Fund Operating Expenses After Fee Waiver and Reimbursement	0.35%

(1)	Other Expenses are estimated for the Fund’s initial fiscal year.

June 14, 2024

(2)	The Fund’s adviser has contractually agreed to waive its fees and reimburse expenses of the Fund until June 30, 2025, so that the Total Annual Operating Expenses After Fee Waiver and Reimbursement (excluding: (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iv) borrowing costs (such as interest and dividend expense on securities sold short); (v) taxes; and (vi) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the adviser)) will not exceed 0.35%, of average daily net assets (“Operating Expense Limitation Agreement”). These fee waivers and expense reimbursements are subject to possible recoupment from the Fund within the three years after the fees have been waived or reimbursed, if such recoupment can be achieved within the lesser of the foregoing expense limits or the expense limits in place at the time of recoupment. This Operating Expense Limitation Agreement may be terminated only by the Board of Trustees on 60 days’ written notice to the Fund’s adviser, Kurv Investment Management LLC.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in mutual funds and other exchange traded funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (including the effect of the Operating Expenses Limitation Agreement through June 30, 2025). The figures shown would be the same whether or not you sold your Shares at the end of each period.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$ 36%	$ 156%

Comment #5

In footnote 2 of the fee table, please confirm that the period for fee waiver will be at least one year after the prospectus goes effective.

Response #5

The Registrant confirms that the fee waiver will be at least one year from the date the prospectus is effective. Please see the revised footnote in the response to Comment #4 above.

Summary Section – Principal Investment Strategies

Comment #6

We note that the Registrant’s name includes “Short Maturity,” however, in the investment strategy section, it states that the Fund will invest in fixed income instruments of varying maturities. Should the name and strategy agree?

June 14, 2024

Response #6

The Registrant notes that the name is not inconsistent with the Fund’s investment strategies. The Registrant notes that in the same paragraph to which the Staff refers, it states “The dollar-weighted average portfolio maturity of the Fund is normally not expected to exceed three years.” The Fund can therefore purchase securities of varying maturity so long as normally the average portfolio maturity is not more than three years. For example, the Fund can purchase 50% of the portfolio of a 2-year maturing bond, and purchase 50% of a 4-year maturity bond, and the average is three years.

Comment #7

In paragraph (2) beginning with “Option income strategy” of In the “Principal Investment Strategies” section, you reference “futures”, “swaptions” and “fed funds.” Please briefly define these terms in this section.

Response #7

The Registrant has revised the disclosure in response to the comment. Please see the revised disclosure below:

(2)         Option income strategy: To generate additional income, the Fund employs an exchange-traded and over-the-counter (“OTC”) option writing strategy on fixed income~~. The Adviser focuses on~~ instruments. These fixed income ~~based on domestically traded futures or swaptions, for example, such as those linked to the fed funds or on US treasuries~~ instruments may include instruments such as futures contracts or interest rate swaps , linked to the federal funds rate (the target interest rate range at which commercial banks borrow and lend their excess reserves to each other overnight as set by the Federal Open Market Committee) or on U.S. Treasury securities. A call option gives the owner the right, but not the obligation, to buy a future at a specified price (strike price) within a specific time period. A put option gives the owner the right, but not the obligation, to sell a future at a specified price (strike price) within a specific time period. By selling put and call options in return for the receipt of premiums (the purchase price of an option), the adviser attempts to increase Fund income as the passage of time decreases the value of the written options. Gains from written option premiums are capital gains, but commonly referred to as income. The option writing strategy is a form of leveraged investing. The adviser focuses on writing short-term options with less than six-month to maturity because their value erodes faster than long-term options. Options may also be purchased or sold for hedging purposes or tail risk management to limit extreme volatility.

In addition to updating the reference from “futures” to “futures contracts” the Registrant has added a definition to the Futures Contract Risk factor. Please see the revised disclosure below:

Futures Contract Risk:  ~~the risk that, while~~A futures contract is a legal agreement to buy or sell a particular commodity, asset, or security at a predetermined price at a specified time in the future. While the value of a futures contract tends to correlate with the value of the underlying asset that it represents, differences between the futures market and the market for the underlying asset may result in an imperfect correlation. Futures contracts may involve risks different from, and possibly greater than, the risks associated with investing directly in the underlying assets. The purchase or sale of a futures contract may result in losses in excess of the amount invested in the futures contract.

June 14, 2024

Summary Section – Principal Risks of Investing in the Fund

Comment #8

Please add an “Exchange-Traded Fund (ETF) Risk” factor. Please address the following ETF related risks, as applicable:

a.	Market Risk

b.	Absence of Active Trading Market

c.	Liquidity Risk

d.	International Securities Risk

Response #8

The Registrant has added the ETF risk factor as requested. Please see below:

Exchange Traded Fund (ETF) Structure Risk

The Fund is structured as an exchange traded fund and as a result is subject to special risks, including:

●	Market Price Variance Risk. The market prices of shares will fluctuate in response to changes in NAV and supply and demand for shares and will include a “bid-ask spread” charged by the exchange specialists, market makers or other participants that trade the particular security. There may be times when the market price and the NAV vary significantly. This means that Shares may trade at a discount to NAV.

●	Authorized Participant Risk. In times of market stress, market makers may step away from their role market making in shares of exchange traded funds and in executing trades, which can lead to differences between the market value of Fund shares and the Fund’s NAV.

●	Trading Issues. In stressed market conditions, the market for the Fund’s shares may become less liquid in response to the deteriorating liquidity of the Fund’s portfolio. This adverse effect on the liquidity of the Fund’s shares may, in turn, lead to differences between the market value of the Fund’s shares and the Fund’s NAV.

●	Absence of Active Trading Market Risk. An active trading market for the Fund’s shares may not be developed or maintained. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable, such as extraordinary market volatility. There can be no assurance that Shares will continue to meet the listing requirements of the Exchange. If the Fund’s shares are traded outside a collateralized settlement system, the number of financial institutions that can act as authorized participants that can post collateral on an agency basis is limited, which may limit the market for the Fund’s shares.

June 14, 2024

Comment #9

Please consider adding a private security risk factor.

Response #9

The Registrant respectfully declines to add an additional risk factor regarding private security risk. The Registrant believes that it already addresses the risks associated with private securities noting that the Fund already includes liquidity risk which addresses certain private securities such as Rule 144A securities as well as a specific risk factor regarding CLOs which are also privately offered.

Comment #10

If there will be emerging market investments, please add an applicable risk factor and disclose this in the strategy as well.

Response #10

The Registrant confirms that the emerging market investments will not be a principal investment of the Fund

Comment #11

“Short Exposure Risk” is included as a risk factor. If the Fund engages in short sales, please include the principal investment strategy section. If not, please remove the risk factor.

Response #11

The Registrant confirms that is will not engage in short sales. The Registrant has removed the risk factor.

Summary Section – Portfolio Managers

Comment #12

Under “Portfolio Managers,” please fill in, when available, the dates when the listed individuals began acting as portfolio managers for the Fund and add “since inception.”

Response #12

The Registrant has updated the disclosure in response to the comment.

Statutory Section - Additional Information About The Fund’s Investment Objectives, Strategies And Risks

Comment #13

Please complete the Item 9b disclosure. Item 9 should be more comprehensive than Item 4 as the Registrant currently has it in the prospectus.

June 14, 2024

Response #13

The Registrant has revised the disclosure in response to the comment. Please see the revised disclosure below:

Additional Information Regarding Investment Techniques and Policies:

The Fund’s investment adviser seeks to fulfill the Fund’s investment objective by using two income strategies: (1) an interest income strategy and (2) an income-generating option strategy on fixed income instruments.

~~Exchanged Traded Options Portfolio~~

(1)	Interest Income Strategy:

The Fund will be investing in a diversified portfolio of Fixed Income Instruments of varying maturities, which may be represented by forwards. “Fixed Income Instruments” include bonds, debt securities, and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities. The average portfolio duration of this Fund will vary based on Kurv’s market forecasts and will normally not exceed two year. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates. The dollar-weighted average portfolio maturity of the Fund is normally not expected to exceed three years. The Fund generally seeks to manage capital gain distributions by, among other things, limiting portfolio turnover and attempting to use losses from sales of securities that have declined in price to offset gains that would otherwise be taxable. However, such strategy may be unsuccessful or only partially successful and the Fund may realize taxable gains. For example, the Fund may realize taxable gains in order to satisfy cash redemption requests or when Kurv believes the benefits of a transaction resulting in the realization of taxable gains outweigh tax considerations.

The Fund primarily invests in U.S. dollar-denominated investment grade debt securities, rated Baa or higher by Moody’s Investors Service, Inc. (“Moody’s”), or equivalently rated by Standard & Poor’s Ratings Services (“S&P”) or Fitch Ratings, Inc. (“Fitch”), or, if unrated, determined by Kurv to be of comparable quality. In the event that ratings services assign different ratings to the same security, Kurv will use the highest rating as the credit rating for that security. The Fund may invest, without limitation, in U.S. dollar-denominated securities and instruments of foreign issuers as well as in other G10 currencies on a hedged basis.

(2)	Option Income Strategy:

To generate additional income, the Fund employs an exchange-traded and over-the-counter (“OTC”) option writing strategy on fixed income instruments. These fixed income instruments may include instruments such as futures contracts or interest rate swaps linked to the federal funds rate (the target interest rate range at which commercial banks borrow and lend their excess reserves to each other overnight as set by the Federal Open Market Committee) or on U.S. Treasury securities.

The Fund purchases and sells a combination of call and put exchange traded options contracts. In general, put options give the holder (i.e., the buyer) the right to sell an asset (or deliver the cash value of the asset, in case of certain put options) and the seller (i.e., the writer) of the put has the obligation to buy the asset (or receive cash value of the asset, in case of certain put options) at a certain defined price. Call options give the holder (i.e., the buyer) the right to buy an asset (or receive cash value of the asset, in case of certain call options) and the seller (i.e., the writer) the obligation to sell the asset (or deliver cash value of the asset, in case of certain call options) at a certain defined price.

June 14, 2024

By selling put and call options in return for the receipt of premiums (the purchase price of an option), the adviser attempts to increase Fund income as the passage of time decreases the value of the written options. Gains from written option premiums are capital gains, but commonly referred to as income. The option writing strategy is a form of leveraged investing. The adviser focuses on writing short-term options with less than six-month to maturity because their value erodes faster than long-term options. Options may also be purchased or sold for hedging purposes or tail risk management to limit extreme volatility.

When writing options, the Fund is required to post collateral to assure its performance to the option buyer. The Fund will hold cash and cash-like instruments or high-quality short-term fixed income securities (collectively, “Collateral”). The Collateral may consist of (1) U.S. Government securities, such as bills, notes and bonds issued by the U.S. Treasury; (2) money market funds; (3) fixed income ETFs; and/or (4) corporate debt securities, such as commercial paper and other short-term unsecured promissory notes issued by companies that are rated investment grade or of comparable quality. The Adviser considers an unrated security to be of comparable quality to a security-rated investment grade if it believes it has a similar low risk of default.

FLEX options are customized options contracts that trade on an exchange but provide investors with the ability to customize key contract terms like strike price, style and expiration date while achieving price discovery in competitive, transparent auctions markets and avoiding the counterparty exposure of “over-the-counter” (“OTC”) options positions. Like traditional exchange-traded options, FLEX Options are guaranteed for settlement by the Options Clearing Corporation (“OCC”), a market clearinghouse that guarantees performance by counterparties to certain derivatives contracts.

The FLEX options in which the Fund may invest will generally be European style options (options that are exercisable only on the expiration date). The FLEX options are listed on the Chicago Board Options Exchange.

The Fund may invest, without limitation, in futures contracts, swaps, or forward contracts, subject to applicable law and any other restrictions described in the Fund’s prospectus or Statement of Additional Information.

The Fund may invest, without limitation, in mortgage or asset-backed securities, including to-be-announced transactions. The Fund may purchase and sell securities on a when-issued, delayed delivery or forward commitment basis. The Fund may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls).

The Fund will use the market value of its derivatives holdings for the purpose of determining compliance with the 1940 Act and the rules promulgated thereunder. Since the options held by the Fund are exchange-traded, these will be valued on a mark-to-market basis. In the event market prices are not available, the Fund will use fair value pricing pursuant to the fair value procedures adopted by the Board.

June 14, 2024

~~Investments by Registered Investment Companies~~

~~Section 12(d)(1) of the 1940 Act restricts investments by investment companies in the securities of other investment companies. However, registered investment companies are permitted to invest in other investment companies beyond the limits set forth in Section 12(d)(1) in recently adopted rules under the 1940 Act, subject to certain conditions. The Fund may rely on Rule 12d1-4 of the 1940 Act, which provides an exemption from Section 12(d)(1) that allows the Fund to invest beyond the limits set forth in Section 12(d)(1) if the Fund satisfies certain conditions specified in Rule 12d1-4, including, among other conditions, that the Fund and its advisory group will not control (individually or in the aggregate) an acquired fund (e.g., hold more than 25% of the outstanding voting securities of an acquired fund that is a registered open-end management investment company).~~

Comment #14

Please revise the last sentence under “Principal Investment Strategies” to state that “Shareholders will be given 60 days’ written notice of any such change.”

Response #14

The Registrant has made the requested change.

Comment #15

In the section “Additional Information Regarding Investment Techniques and Policies,” the Registrant notes investments in other Registered Investment Companies (“RICs”). If this is a principal investment strategy, please address above in the summary section as well as the attendant risk factor. If the Fund will have Acquired Fund Fees and Expenses, this should be added as a line item to the fee table as well.

Response #15

The Registrant confirms that investments in other registered investment companies is not a principal investment strategy of the Fund. The Registrant has removed the disclosure and notes that similar disclosure is included in the Statement of Additional Information. Please see the revised disclosure in the response to Comment #13 above.

Comment #16

Under “Foreign (Non-U.S.) Investment Risk,” please address “emerging market risk” if applicable.

June 14, 2024

Response #16

The Registrant confirms that emerging market investments will not be a principal investment of the Fund. Accordingly, the Registrant has not added an emerging market risk factor.

SAI

Cover Page

Comment #17

The cover page of the Statement of Additional Information (the “SAI”) must include the Registrant’s name, ticker symbol, and principal U.S. market; Please include the name of the Registrant on the cover page.

Response #17

The Registrant has revised the cover page as requested.

Investment Restrictions and Policies – Fundamental Policies

Comment #18

Please revise investment restriction #7 under “Fundamental Policies” to state:

“The Fund may not invest more than 25% of its market value of its securities in companies engaged in any one industry or group of industries; this does not apply to the U.S. government, its agencies, or its instrumentalities.”

Response #18

The Registrant has revised the investment restriction as requested. Please see the revised investment restriction below:

7.	The Fund may not ~~concentrate its investments in a particular industry, as that term is used in the 1940 Act, and as interpreted, modified, or otherwise permitted by regulatory authority having jurisdiction, from time to time.~~ invest 25% or more of the market value of its assets in the securities of companies engaged in any one industry or group of industries. This limitation does not apply to investment in the securities of the U.S. government, its agencies or instrumentalities; and.

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June 14, 2024

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum
David J. Baum